RECEIVED

2009 FEB -9 A 11:27

09045292

Rule 12g3-2(b) File No. ~~82-5190~~ 82-34643

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date January 28, 2009
Contact Martina C. Erni

SUPPL

Unaxis Holding Inc.

~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i.A. Martina Erni

Corporate Communications

PROCESSED
MAR 2 2009 E
THOMSON REUTERS

Enclosure

- **Oerlikon sells two semiconductor businesses**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.erni@oerlikon.com
www.oerlikon.com

dw 2/10

Press Release

Rule 12g3-2(b) File No. 82-5190
RECEIVED
2009 FEB -9 A 11:25

Further streamlining of portfolio and group structure

Oerlikon sells two semiconductor businesses

***Pfäffikon SZ, January 26, 2009* – Oerlikon signed an agreement to sell the Esec Business Unit to the Dutch company BE Semiconductor Industries NV (Euronext: BESI). In a separate transaction, Oerlikon expects to agree a management buyout of the Etch business from Oerlikon Systems. "Oerlikon continues to fulfil its commitment to streamline its portfolio. Oerlikon has significantly reduced its exposure to the cyclical semiconductor market and can focus on its core competence in applications for thin film and coating," explains Dr. Uwe Krüger, CEO of the Oerlikon Group.**

The sale of Oerlikon Esec was motivated by strategic considerations. The backend semiconductor business does not provide any synergies with the group's core technological competences in the coating/thin-film sector. Economies of scale are also only of limited benefit to the Group. In contrast, as a buyer BESI is an established player in the semiconductor assembly equipment market, with an existing presence in the sale of die bonding systems. The planned acquisition of the Esec business unit will reinforce and expand its market position. "We are satisfied that Esec will be integrated in the operations of an experienced, strategic partner who will continue to utilize the main technologies and products of Oerlikon Esec, as well as the expertise of its employees," says Oerlikon's CEO Krüger.

Closing of the transaction with BESI is anticipated in April 2009 subject to customary closing conditions and approvals. Both parties agreed to keep the purchase price confidential.

In parallel with the sale to BESI, ongoing reorganization measures at Oerlikon Esec will be continued and extended. Of the 280 jobs at the Cham site, around 70 will be affected; in addition, another 80 jobs will be cut in the Esec group worldwide. An extension of 3 months in the current short-time work programme has also been applied for, which involves 70 employees.

Separately, Oerlikon expects to agree a management buyout of the Etch business from Oerlikon Systems. With this move, Oerlikon continues the strategic realignment of the

 Systems business unit to focus on its core PVD process competence. This business unit will continue to serve select semiconductor and optical disc industry clients, even as it transitions to future applications in "clean technologies" and "advanced nanotechnology."

The sale of the two semiconductor businesses is accompanied by a continued concentration of the group structure and group reporting. On account of its increased significance Oerlikon Balzers is thus elevated for the first time to the status of a segment of its own and Oerlikon Systems as a former part of Oerlikon Coating is absorbed into Oerlikon Components. As a result of the sale, Oerlikon Esec is no longer in this segment.

For further information, please contact:

Burkhard Böndel Corporate Communications Phone +41 58 360 96 02 Fax +41 58 360 91 93 pr@oerlikon.com www.oerlikon.com	Frank Heffter Corporate Investor Relations Phone +41 58 360 96 22 Fax +41 58 360 91 93 ir@oerlikon.com www.oerlikon.com

About Oerlikon

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film solar and thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company's sales amounted to CHF 5.6 billion and it ranks either first or second in the respective global markets. In 2007, approx. 5 per cent of the turnover was invested in research and development (CHF 274 million).

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